April 11, 2007

Mail Stop 4561

Mr. Larry Colton
Chief Financial Officer
eAutoclaims, Inc.
110 E. Douglas Road
Oldsmar, FL 34677

Re: eAutoclaims, Inc.
        Form 10-K for the year ended July 31, 2006
        Filed October 31, 2006
        File No. 0-23903

Dear Mr. Colton:

        We have reviewed your response letter dated March 23, 2007 and have the
following additional comments. In our comments we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 31, 2006

Financial Statements

Note 6 – Purchase and Sale of Building, page F-12

1.   We have read your response to our prior comment and note that you consider the
        leaseback to be minor as, under the terms of your lease, you are only leasing
        approximately 40% of the space in the building that was sold. Considering that
        your evaluation of a "minor" leaseback does not appear to be within the context of
        paragraph 33(a) of SFAS 13, as amended by SFAS 28, we question your
        conclusions. To the extent that your use of the property continues after the sale,
        the sale-leaseback transaction is in substance a method of financing that
        continuing use. Please tell us, in sufficient detail, how you considered the 90%

recovery criterion of SFAS 13, as amended by SFAS 28, in your evaluation of the extent of your continuing use of the property and your determination of a "minor" leaseback. Refer to footnote 23a of SFAS 13.

2. In addition, please explain to us how the sublease agreement referred to in your response would alter the conclusion of whether the leaseback is minor if the lease agreement between the original parties remains in effect. Refer to paragraph 35 of SFAS 13.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant